SEC File Number: 1-9601
CUSIP Number: 482740206; 482740107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 1-9601

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form.
Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
K-V Pharmaceutical Company

Full Name of Registrant
N/A

Former Name if Applicable
One Corporate Woods Drive

Address of Principal Executive Office (Street and Number)
Bridgeton, MO 63044

City, State and Zip Code
PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)
K-V Pharmaceutical Company (the “Company”) was not in a position to file its Quarterly Report on Form 10-Q for the Company’s third fiscal quarter ended December 31, 2009 (the “Form 10-Q”) with the U.S. Securities and Exchange Commission (the “SEC”) due to the time required to (1) complete the previously disclosed internal investigation, which was completed in June 2009, conducted by the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors with respect to a range of specific allegations involving, among other items, U.S. Food and Drug Administration (the “FDA”) regulatory and other compliance matters and management misconduct, (2) resolve certain matters with a potential financial reporting impact resulting from such investigation and (3) evaluate the financial statement implications of the provisions of the consent decree the Company entered into with the FDA on March 2, 2009, as previously disclosed, and of the previously disclosed actions to recall all of the products it manufactured, suspend manufacturing and shipment of its products, substantially reduce its workforce and realign its cost and organizational structure.

The Company intends to prepare the Form 10-Q after it files its Annual Report on Form 10-K for the Company’s fiscal year ended March 31, 2009, but is unable, at this time, to estimate when the Form 10-Q will be filed.
Upon completion of the Company’s evaluation of its internal controls over financial reporting, the Company expects to report in its Annual Report on Form 10-K for the Company’s fiscal year ended March 31, 2009 and the Form 10-Q, when such reports are filed, a number of material weaknesses in internal controls over financial reporting. In addition, the Company believes that there is substantial doubt regarding its ability to continue as a going concern and, as a result, the Company expects that the report of its independent registered public accounting firm accompanying its annual consolidated financial statements likely will include an explanatory paragraph disclosing the existence of substantial doubt regarding the Company’s ability to continue as a going concern.
PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

Thomas S. McHugh	(314)	645-6600

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes ☑ No
As previously disclosed, the Company has not been able to file its Form 10-Q for the Company’s second fiscal quarter ended September 30, 2008, its Form 10-Q for the Company’s third fiscal quarter ended December 31, 2008, its Form 10-K for the Company’s fiscal year ended March 31, 2009, its Form 10-Q for the Company’s first fiscal quarter ended June 30, 2009 and its Form 10-Q for the Company’s second fiscal quarter ended September 30, 2009.
Furthermore, as previously disclosed on the Company’s Current Report on Form 8-K filed with the SEC on February 10, 2010, the Company concluded that the unaudited financial statements accompanying its Form 10-Q for the Company’s first fiscal quarter ended June 30, 2008 (the “June 2008 Form 10-Q”) contained errors in the application of certain accounting practices and procedures and should no longer be relied upon. In addition, also as previously disclosed, as a result of the Audit Committee investigation described above, the unaudited consolidated financial statements accompanying the June 2008 Form 10-Q had not been reviewed by the Company’s independent registered public accounting firm, KPMG LLP, as required by Rule 10-01(d) of Regulation S-X. The Company currently is preparing an amendment to the June 2008 Form 10-Q which will contain the restatement of the Company’s consolidated balance sheet as of June 30, 2008 and the related consolidated statements of income and cash flows for the three months ended June 30, 2008. In addition, we plan to include in the 2009 Form 10-K and the amendment to the June 2008 Form 10-Q a discussion of a number of material weaknesses in internal controls over financial reporting related to the errors referred to in this paragraph that have been identified in the following major areas: (a) entity level controls including an ineffective control environment, (b) financial statement preparation and review procedures and (c) application of accounting principles. We intend to file the unaudited consolidated financial statements that will be included in the amendment to the June 2008 Form 10-Q when KPMG LLP has completed its review. The Company has also identified errors in the application of certain accounting practices and procedures in the interim and annual periods prior to the quarter ended June 30, 2008. The Company is assessing the materiality of the impact of these errors on such prior periods to determine if the impact of the errors on prior period consolidated financial statements is material. The Company plans to provide a further update after management has completed its assessment and the Audit Committee has made its final determination based on management’s recommendation.
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Although the Company is currently unable to file the Form 10-Q and has not been able to file its Form 10-Q for the Company’s third fiscal quarter ended December 31, 2008 (the corresponding period for the last fiscal year), it anticipates that it will experience significant changes in its results of operations from the corresponding period for the last fiscal year to be reflected by the earnings statements to be included in the Form 10-Q when ultimately filed. As the Company previously disclosed, on March 2, 2009, the Company entered into a consent decree with the FDA regarding the Company’s drug manufacturing and distribution, which was entered by the U.S. District Court, Eastern District of Missouri, Eastern Division on March 6, 2009. The consent decree requires, among other things, that, before resuming manufacturing, the Company retain and have an independent expert undertake a review of the Company’s facilities and certify compliance with the FDA’s current good manufacturing practice regulations. The Company’s actions and the requirements under the consent decree have had a material adverse effect on the Company’s results of operations and liquidity position.
Also, on December 23, 2008, the Company announced it had voluntarily suspended all shipments of its FDA approved drug products in tablet form and, effective January 22, 2009, the Company voluntarily suspended the manufacturing and shipment of the remainder of its products, other than three products it distributes but does not manufacture and which do not generate a material amount of revenue for the Company. As a result of these factors and the resulting interruption of the business, as well as the matters described above, the Company anticipates a significant adverse change in the results of its operations from the Company’s third fiscal quarter ended December 31, 2008. During the third fiscal quarter ended December 31, 2009, while not generating any material revenues as a result of the suspension of shipments, the Company had to meet ongoing operating costs related to its employees, facilities and FDA compliance, as well as costs related to the steps the Company currently is taking to prepare for reintroducing the Company’s approved products to the market. As a result, the Company anticipates that it likely will post a net loss for the third fiscal quarter ended December 31, 2009.
At present, the Company is unable to provide a reasonable estimate of the results of operations for the fiscal quarter ended December 31, 2009 due to the ongoing nature of the various matters described above.
* * * * * * * * *

K-V Pharmaceutical Company

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: February 10, 2010
K-V Pharmaceutical Company

By:	/s/ Thomas S. McHugh
Thomas S. McHugh
Interim Chief Financial Officer, Interim Treasurer, Vice President of Finance and Corporate Controller